FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On November 7, 2023, the Registrant issued a press release announcing its unaudited third quarter results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972 and 333-255740 and 333-264974) and on Form F-3 (Registration No. 333-266044).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 7, 2023	By: /s/ Doron Kerbel
Doron Kerbel General Counsel & Company Secretary

Gilat Reports Third Quarter 2023 Results

Revenues Grew 6% to $63.9 million;

GAAP Operating Income of $12.7 million and Adjusted EBITDA of $9.5 million, 30% Growth Year-over-Year

Petah Tikva, Israel – November 7, 2023 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, reported today its results for the third quarter, ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Revenues of $63.9 million, up 6% compared with $60.4 million in Q3 2022;
•	GAAP operating income of $12.7 million compared with $3.4 million in Q3 2022;
GAAP operating income in this quarter includes one-time other income, net, of $7.4 million that was recorded with respect to a settlement of legal proceedings in the Philippines and a real estate sale in Bulgaria;
•	Non-GAAP operating income of $6.1 million, up 40% compared with $4.4 million in Q3 2022;
•
GAAP net income of $10.2 million, or $0.18 per diluted share, compared with $2.1 million, or $0.04 per diluted share in Q3 2022; GAAP net income in Q3 2023 excluding the one-time other income, net, mentioned above and its relevant tax effect, was $3.8 million, or $0.07 per diluted share;

•	Non-GAAP net income of $4.6 million, or $0.08 per diluted share, up 51% compared with $3 million, or $0.06 per diluted share in Q3 2022;
•	Adjusted EBITDA of $9.5 million, up 30% compared with $7.3 million in Q3 2022.

Forward-Looking Expectations

The Company narrowed the range of its 2023 revenue guidance, with expectations of between $265 million to $275 million, representing year-over-year growth of 13% at the mid-point. The Company increased the range of its GAAP operating income guidance range to between $29 million to $31 million representing significant year-over-year growth compared with $10 million in 2022. The Company also narrowed the range of its Adjusted EBITDA guidance to between $35 to $37 million, representing year-over-year growth of 43% at the mid-point.

Adi Sfadia, Gilat's CEO, commented:

“We are deeply saddened by the tragic events of October 7th in Israel. Our thoughts and prayers are with the victims of this horrific attack – the murdered, the hostages, the wounded and their families. We are very proud of our employees’ response to this crisis and their dedication to the company during these times. We also want to thank our customers and suppliers and the world community at large for their full-hearted support.

As a strong global company with operation and development centers worldwide, our operations remain unaffected by recent events in Israel.  We continue to closely monitor the situation and have implemented relevant measures, and refreshed our business continuity plans to minimize any potential effect, if at all, to our business.”

Mr. Sfadia continued, “We are pleased with our results, particularly the continued revenue growth combined with the solid improvement in our profitability. We reported significantly improved profitability including Adjusted EBITDA, demonstrating the operating leverage inherent in our business. The ongoing good performance was due to the continued growing interest in our solutions as well as advancements in the satellite communications space in general.”

Mr. Sfadia concluded, "Our strong performance in 2023 to date has generated Adjusted EBITDA of $27 million in the nine months ended September 30, 2023, which already exceeds the Adjusted EBITDA from the whole of 2022. Given our leading position in the market and the opportunities we see ahead, we look forward to continuing our growth into 2024 and beyond.”

Key Recent Announcements

•	Gilat Awarded Approximately $20 Million in Contract Renewal and Extension from Tier-1 MNO in the USA
•	Gilat Awarded Contract for Satellite Network Modernization at Ethio Telecom

Conference Call Details
Gilat’s management will discuss its third quarter 2023 results and business achievements and participate in a question-and-answer session:

Date: Start: Dial-in:	Tuesday, November 7, 2023 09:30 AM EST / 16:30 IST US: 1-888-407-2553 International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://Veidan.activetrail.biz/gilatq3-2023

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of non-cash stock-based compensation expenses, amortization of purchased intangibles, amortization of intangible assets related to acquisition transactions, lease incentive amortization, impairment of held for sale asset, income tax effect on adjustments, one-time changes of deferred tax assets, and other operating expenses (income), net.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

Revenues	$190,478	$167,213	$63,927	$60,350
Cost of revenues	114,453	108,021	38,123	37,315

Gross profit	76,025	59,192	25,804	23,035

Research and development expenses, net	29,549	25,542	10,546	9,156
Selling and marketing expenses	18,124	15,724	6,183	5,414
General and administrative expenses	12,903	*) 13,214	3,748	*) 4,719
Impairment of held for sale asset	-	718	-	279
Other operating expenses (income), net	(9,757)	*) 111	(7,417)	*) 51

Total operating expenses	50,819	55,309	13,060	19,619

Operating income	25,206	3,883	12,744	3,416

Financial expenses, net	1,087	2,716	352	1,053

Income before taxes on income	24,119	1,167	12,392	2,363

Taxes on income	4,062	1,075	2,240	243

Net income	$20,057	$92	$10,152	$2,120

Earnings per share (basic and diluted)	$0.35	$0.00	$0.18	$0.04

Weighted average number of shares used in
computing earnings per share
Basic	56,618,407	56,585,858	56,623,793	56,608,981
Diluted	56,623,125	56,604,854	56,624,966	56,626,283

*) Reclassified

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2023			September 30, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$25,804	$108	$25,912	$23,035	$74	$23,109
Operating expenses	13,060	6,753	19,813	19,619	(879)	18,740
Operating income	12,744	(6,645)	6,099	3,416	953	4,369
Income before taxes on income	12,392	(6,645)	5,747	2,363	953	3,316
Net income	$10,152	$(5,568)	$4,584	$2,120	$911	$3,031

Earnings per share (basic and diluted)	$0.18	$(0.10)	$0.08	$0.04	$0.02	$0.06

Weighted average number of shares used in
computing earnings per share
Basic	56,623,793		56,623,793	56,608,981		56,608,981
Diluted	56,624,966		56,906,057	56,626,283		56,652,855

(*)
Adjustments reflect the effect of non-cash stock-based compensation expenses as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other operating expenses (income), net and income tax effect on adjustments which is calculated using the relevant effective tax rate.

	Three months ended September 30, 2023	Three months ended September 30, 2022
	Unaudited	Unaudited

GAAP net income	$10,152	$2,120

Gross profit
Non-cash stock-based compensation expenses	108	74
	108	74
Operating expenses
Non-cash stock-based compensation expenses	614	498
Amortization of intangible assets related to acquisition transactions	50	51
Impairment of held for sale asset	-	279
Other operating expenses (income), net	(7,417)	51
	(6,753)	879

Income tax effect on adjustments	1,077	(42)

Non-GAAP net income	$4,584	$3,031

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2023			September 30, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$76,025	$278	$76,303	$59,192	$230	$59,422
Operating expenses	50,819	8,049	58,868	55,309	(2,394)	52,915
Operating income	25,206	(7,771)	17,435	3,883	2,624	6,507
Income before taxes on income	24,119	(7,771)	16,348	1,167	2,624	3,791
Net income	$20,057	$(6,694)	$13,363	$92	$2,582	$2,674

Earnings per share (basic and diluted)	$0.35	$(0.11)	$0.24	$0.00	$0.05	$0.05

Weighted average number of shares used in
computing earnings per share
Basic	56,618,407		56,618,407	56,585,858		56,585,858
Diluted	56,623,125		56,716,822	56,604,854		56,659,298

(*)
Adjustments reflect the effect of non-cash stock-based compensation expenses as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other operating expenses (income), net and income tax effect on adjustments which is calculated using the relevant effective tax rate.

	Nine months ended	Nine months ended
	September 30, 2023	September 30, 2022
	Unaudited	Unaudited

GAAP net income	$20,057	$92

Gross profit
Non-cash stock-based compensation expenses	278	220
Amortization of intangible assets related to acquisition transactions	-	10
	278	230
Operating expenses
Non-cash stock-based compensation expenses	1,558	1,413
Amortization of intangible assets related to acquisition transactions	150	152
Impairment of held for sale asset	-	718
Other operating expenses (income), net	(9,757)	111
	(8,049)	2,394

Income tax effect on adjustments	1,077	(42)

Non-GAAP net income	$13,363	$2,674

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

GAAP net income	$20,057	$92	$10,152	$2,120
Adjustments:
Financial expenses, net	1,087	2,716	352	1,053
Taxes on income	4,062	1,075	2,240	243
Non-cash stock-based compensation expenses	1,836	1,633	722	572
Impairment of held for sale asset	-	718	-	279
Other operating expenses (income), net	(9,757)	111	(7,417)	51
Depreciation and amortization (*)	9,765	8,770	3,430	2,978

Adjusted EBITDA	$27,050	$15,115	$9,479	$7,296

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

Satellite Networks	$115,010	$83,993	$40,737	$32,366
Integrated Solutions	36,630	45,047	11,011	15,650
Network Infrastructure and Services	38,838	38,173	12,179	12,334

Total revenues	$190,478	$167,213	$63,927	$60,350

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$99,530	$86,591
Restricted cash	749	541
Trade receivables, net	46,966	50,644
Contract assets	20,522	24,971
Inventories	37,673	33,024
Other current assets	20,407	19,283

Total current assets	225,847	215,054

LONG-TERM ASSETS:
Restricted cash	14	13
Long-term contract assets	9,283	11,149
Severance pay funds	5,407	5,947
Deferred taxes	14,500	18,265
Operating lease right-of-use assets	3,609	3,891
Other long-term assets	8,920	10,737

Total long-term assets	41,733	50,002

PROPERTY AND EQUIPMENT, NET	73,697	76,578

INTANGIBLE ASSETS, NET	165	309

GOODWILL	43,468	43,468

TOTAL ASSETS	$384,910	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,884	$20,668
Accrued expenses	45,534	50,356
Advances from customers and deferred revenues	33,108	30,531
Operating lease liabilities	2,128	1,941
Other current liabilities	15,745	22,291

Total current liabilities	110,399	125,787

LONG-TERM LIABILITIES:
Accrued severance pay	6,195	6,580
Long-term advances from customers and deferred revenues	1,123	1,041
Operating lease liabilities	1,403	1,890
Other long-term liabilities	279	5,988

Total long-term liabilities	9,000	15,499

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,712	2,711
Additional paid-in capital	933,921	932,086
Accumulated other comprehensive loss	(7,354)	(6,847)
Accumulated deficit	(663,768)	(683,825)

Total shareholders' equity	265,511	244,125

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$384,910	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$20,057	$92	$10,152	$2,120
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	9,597	8,604	3,375	2,921
Capital gain from sale of property	(2,084)	-	(2,084)	-
Impairment of held for sale asset	-	718	-	279
Stock-based compensation	1,836	1,633	722	572
Accrued severance pay, net	155	92	(41)	(22)
Deferred taxes, net	3,865	1,823	2,045	159
Decrease (increase) in trade receivables, net	3,887	(12,270)	(5,511)	(387)
Decrease (increase) in contract assets	6,110	(2,290)	(2,268)	318
Decrease (increase) in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash and cash equivalents)	3,598	(8,652)	3,355	(889)
Decrease (increase) in inventories	(6,185)	(6,030)	1,710	(1,955)
Increase (decrease) in trade payables	(5,321)	4,315	(1,081)	110
Increase (decrease) in accrued expenses	(2,782)	(1,767)	2,257	(77)
Increase (decrease) in advance from customers and deferred revenues	2,646	7,397	(478)	387
Increase (decrease) in other liabilities	(13,392)	365	1,617	1,175
Net cash provided by (used in) operating activities	21,987	(5,970)	13,770	4,711

Cash flows from investing activities:
Purchase of property and equipment	(8,656)	(9,225)	(2,100)	(4,710)
Proceeds from short term deposits	-	2,159	-	-
Investment in financial instrument	-	(1,536)	-	(1,536)
Receipts from sale of property	2,168	-	2,168	-
Net cash provided by (used in) investing activities	(6,488)	(8,602)	68	(6,246)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,351)	(15)	(1,341)	(47)

Increase (decrease) in cash, cash equivalents and restricted cash	13,148	(14,587)	12,497	(1,582)

Cash, cash equivalents and restricted cash at the beginning of the period	87,145	84,463	87,796	71,458

Cash, cash equivalents and restricted cash at the end of the period	$100,293	$69,876	$100,293	$69,876